UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Adoption of Restricted Stock Award Program under the Company’s 2025 Equity Incentive Plan

On July 25, 2026, the Board of Directors (the “Board”) of FST Corp. (the “Company”) approved the adoption of a restricted stock award program (the “RSA Program”) under the Company’s existing FST Corp. 2025 Equity Incentive Plan (the “Plan”). In connection with the RSA Program, an aggregate of 1,340,000 ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), are reserved and made available, out of the Ordinary Shares available for issuance under the Plan, for the grant and settlement of restricted stock awards (“RSAs”). The Ordinary Shares issuable under the Plan have been registered by the Company on a Registration Statement on Form S-8 under the Securities Act of 1933, as amended. The 1,340,000 Ordinary Shares reserved for the RSA Program represent approximately 3% of the Company’s issued and outstanding Ordinary Shares as of July 25, 2026.

RSAs granted under the RSA Program will vest over a period of three years, with one-third of the RSAs subject to each award vesting on each of the first, second and third anniversaries of the applicable grant date. The consideration for the RSAs is non-cash and is earned by the participant providing one full year of continued service to the Company for each vesting year, such that a participant must remain in service through the applicable anniversary in order to earn and vest in the RSAs scheduled to vest on that date. Any RSAs that have not vested upon a participant’s cessation of service will be forfeited, except as otherwise determined under the Plan.

The Board authorized the Compensation Committee of the Board (or the Board) to administer the RSA Program, including determining the participants, the number of RSAs to be granted to each participant, the form of award agreement and all other terms and conditions of awards, in each case subject to and in accordance with the Plan. As of the date of this report, no RSAs have been granted under the RSA Program, and the participants and individual award amounts have not been determined.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-295311) and the Company’s Registration Statement on Form F-3 (File No. 333-296326).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: July 28, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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